American Boarding Company

October 1, 2012

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

American Boarding Company

Amendment No. 2 to Form S-11

File No. 333-180838

Filed August 23, 2012

Dear Mr. Kluck:

American Boarding Company submits this letter to you in response to your letter of September 12, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

We note your response to comment 2 of our comment letter dated July 30, 2012.  We have been unable to locate your revision to the prospectus pursuant to Item 12 of Form S-11.  Please revise or advise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have included Item 12 of Form S-11 in the revised filing.  Please find below a copy of the item as it appears in the revised filing.

POLICY WITH RESPECT TO CERTAIN ACTIVITIES

Targeted Investments

Location is a primary focus of our targeted activities as we plan to focus on real estate properties within close proximity to universities and colleges in the immediate San Francisco area.  Utilizing our management team’s experience; we plan to implement the best practices to locate and then develop older properties into newer updated residences.  Planned capital improvements include enhancing the efficiencies and replacement of outdated and obsolete systems for durability. We plan to provide the latest appointments and amenities which we hope will result in a comfortable and inviting experience for our tenants.

There are numerous higher education institutions in the Northern California.  Students attending these universities often are from outside of Bay area communities and as such demand a short term lease of residential housing for the period of which they are attending those schools.  We believe there is a demand to provide the supply of housing to this market by developing and managing such properties through our business strategy.  Schools such as Sonoma State University, University of California Davis and San Mateo Skyline College were initially selected to determine the profitability of our business plan.  These schools were selected due to the fact that all are within 50 miles radius of San Francisco Bay Area.

Currently there are no sources of credit available to our company, but we will attempt to have an equity financing of the property under the Corporation’s name.  We believe ABC can gain favorable financing of 50% Loan to Value for such real estate investments from mortgage lenders.

COMMENT:

Business Overview, page 24

2.

Please explain what you mean by “an equity financing of the property under the Corporation’s name”.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have removed this statement as we have provided greater detail of our plan of operation in the “Business Overview” section of the revised filing.

COMMENT:

3.

We note your response to comment 7 and reissue the comment in its entirety.  Please expand your disclosure to discuss current market rates for properties comparable to the type and size of property you intend to buy in the targeted areas.  Discuss your basis/source for the market comparisons to support the reasonableness of the amounts you have budgeted for property purchases.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we expanded our disclosure and added a discussion disclosing current market rates for properties comparable to the size and type of property we plan to purchase.  We also disclosed the area we are targeting and reasonableness of our budgeted plan of operation to the marketplace.  We have provided below a copy of the discussion as it appears in the revised filing.

Our plan is to successfully in raise the Maximum Offering of $300,000; this will enable the Company to implement our business plan and purchase a property with 4-5 bedrooms.  We have identified an area within three miles of the Sonoma State University campus where several properties are available.  The properties range in price from $306,000 to $382,000 and they have three to five bedrooms. (Source: http://www.zillow.com/homedetails/Rohnert-Park-CA-94928)   We have identified a foreclosure property listed at $344,100 located 2.9 miles from the Sonoma State University campus as an initial property.  The home is a 2,610 square foot two story structure and it has five bedrooms and three bathrooms.  This home is situated on a lot where it has the potential to add two more bedrooms.  We plan to finance this property by placing a 60% down payment and financing the 40% balance with lenders at a 5% interest rate.  This plan of financing is based on the Company raising $300,000 through our offering.  This level of raise also provides us with the funds to add the additional two bedrooms to the structure which we have budgeted.  Please refer to section titled “Use of Proceeds” for the use of proceeds detail.

COMMENT:

Background and Management, page 25

4.

We note your response to comment 8 of our comment letter dated July 30, 2012 and reissue the comment in its entirety.  Please do not aggregate the years of your management’s experience.  Revise your disclosure accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all reference to our management’s years of experience.  We have revised the disclosure and we have provided a copy as it appears in the amended filing below.

Our management team and their experience in property renovation, development, management and finance has evolved in formation of the “Company” and has materially contributed with its master plan.  We have listed the management we have in place along with a brief description of their experience and qualifications.   At the present time our Chief Executive Officer, Chief Financial Officer and all other management are part-time employees of the Company.

COMMENT:

No Arm’s-Length Agreements, page 30

5.

Please explain what you mean by the disclosure “we do not have any and do not plan to have any arm’s-length agreements”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed this disclose in its entirety as it was a typographical error.

COMMENT:

Litigations of Liability, page 31

6.

Please revise the heading in this section to read as “Limitations of Liability”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the heading in this section to read “Limitations of Liability”.

COMMENT:

Financial Statements,  page 36

7.

Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have updated our financial statements in accordance with Rule 8-08 of Regulation S-X.

COMMENT:

Plan of Operation, page 49

8.

We note your revised disclosure and response to comment 12 of our letter dated July 30, 2012.  We reissue our prior comment.  Please discuss in greater detail the company’s plan of operation if it only raises the minimum amount in the offering.  For example, would the company proceed in purchasing a property, and if so, how would it finance the purchase.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to provide greater detail of the Company’s plan of operation if we only raise the minimum amount in the offering.  We have provided a copy below of the entire revised disclosure as it now appears in the “Plan of Operation” section of the amended filing.

Our plan is to successfully raise the Maximum Offering of $300,000; this will enable the Company to implement our business plan and purchase a property with 4-5 bedrooms.  We have identified an area within three miles of the Sonoma State University campus where several properties are available.  The properties range in price from $306,000 to $382,000 and they have three to five bedrooms. (Source: http://www.zillow.com/homedetails/Rohnert-Park-CA-94928)   We have identified a foreclosure property listed at $344,100 located 2.9 miles from the Sonoma State University campus as an initial property.  The home is a 2,610 square foot two story structure and it has five bedrooms and three bathrooms.  This home is situated on a lot where it has the potential to add two more bedrooms.  We plan to finance this property by placing a 60% down payment and financing the 40% balance with lenders at a 5% interest rate.  This plan of financing is based on the Company raising $300,000 through our offering.  This level of raise also provides us with the funds to add the additional two bedrooms to the structure which we have budgeted.  Please refer to section titled “Use of Proceeds” for the use of proceeds detail.

If the Company were to raise 50% of the Maximum Offering ($150,000) we have the option to still purchase the property as described above or purchase a smaller property with fewer bedrooms.  Purchasing the property described above will require us to finance 70% and place a down payment of 30%.  This is our desired plan of operation and we have this budgeted in our “Use of Proceeds”.  We will not place less than a 30% down payment on any property.  We have funds budgeted at this level for building improvements, but not to the extent of adding additional rooms to the structure.

If the Company were to raise only the Minimum Offering of $30,000 then we would further the business of the Company and incorporate the following plan.  We have budgeted this amount to sustain operations for a twelve month period.  Planned operations include keeping current with our public listing status and pursuing the purchase of a property.  Purchasing a property would require us to meet with additional people in an effort to secure the funds for the down payment.  We have identified private lenders and individuals who we would need to borrow funds from for the down payment.  Once we have secured the down payment funds then we would pursue securing a loan for the balance to purchase a property.  Our plan is to purchase the property as described above which includes five bedrooms and three bathrooms.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 53

9.

Please name the business of employment when describing each person’s business experience.  See Item 401(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the business of employment, duties, and dates for all of our officers and directors in compliance with Item 401(e) of Regulation S-K.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Farshid Raafat

Farshid Raafat